March 9, 2011

VIA EDGAR FILING
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:  Mark P. Shuman, Branch Chief-Legal

Re:	Teaching Time, Inc.
Post Effective Amendment
No. 2 on Form S-1
Filed March 8, 2011
File No. 333-164968

Dear Mr. Shuman:

As President and Chief Executive Officer of Teaching Time, Inc., a Nevada corporation (the “Company”), I am submitting this letter in response to the comment letter, dated March 7, 2011, from the Securities and Exchange Commission (the “Commission”) addressed to the Company.

On behalf of the Company, I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at 212-409-2410.

Very truly yours,

/s/Paul Vassilakos
Paul Vassilakos,
President and Chief Executive Officer